UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                SPATIALIGHT, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    805691102
                       -----------------------------------
                                 (CUSIP Number)

                                 Robert A. Olins
              14 East 82nd Street, New York NY 10028 (212) 517-7313
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 28, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                                                     Page 2 of 5
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CUSIP No. 805691102
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1.       NAME OF REPORTING PERSON                      Robert A. Olins
- -----------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [  ]
                                                                  (b) [  ]
- -----------------------------------------------------------------------------
3.       SEC USE ONLY
- -----------------------------------------------------------------------------
4.       SOURCE OF FUNDS                                               OO
- -----------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               [  ]
- -----------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
- -----------------------------------------------------------------------------
         NUMBER OF           7.      SOLE VOTING POWER                    0
         SHARES              --------------------------------------------------
         BENEFICIALLY        8.      SHARED VOTING POWER                  0
         OWNED BY            --------------------------------------------------
         EACH                9.      SOLE DISPOSITIVE POWER               0
         REPORTING           --------------------------------------------------
         PERSON WITH         10.     SHARED DISPOSITIVE POWER             0
- -----------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         12,500
- -----------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                [  ]
- -----------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.1%
- -----------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN
- -----------------------------------------------------------------------------

                                                                     Page 3 of 5
- -----------------------------------------------------------------------------
CUSIP No. 805691102
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1.       NAME OF REPORTING PERSON
         Argyle Capital Management Corporation
- -----------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [  ]
                                                                    (b) [  ]
- -----------------------------------------------------------------------------
3.       SEC USE ONLY
- -----------------------------------------------------------------------------
4.       SOURCE OF FUNDS                                                 OO
- -----------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 [  ]
- -----------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
- -----------------------------------------------------------------------------
         NUMBER OF           7.      SOLE VOTING POWER                  28,236
         SHARES              --------------------------------------------------
         BENEFICIALLY        8.      SHARED VOTING POWER                     0
         OWNED BY            --------------------------------------------------
         EACH                9.      SOLE DISPOSITIVE POWER             28,236
         REPORTING           --------------------------------------------------
         PERSON WITH         10.     SHARED DISPOSITIVE POWER                0
- -----------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,404,386
- -----------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES   [  ]
- -----------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              15.3%
- -----------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         CO
- -----------------------------------------------------------------------------

Item 1.  Security and Issuer.

          This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on November 30, 1999 with respect to the Common Stock, par value $0.01 per share ("Spatialight Stock"), of Spatialight, Inc., a New York corporation ("Spatialight"). The principal executive offices of Spatialight are located at 9 Commercial Blvd., Suite 200, Novato, California 94949.

          This amendment No. 1 is being filed to reflect the disposition of shares of Spatialight Stock and the extension of the maturity date of certain convertible notes. Except as amended and supplemented herein, the information set forth in the original Schedule 13D filing remains true and correct in all material respects.

Item 5.  Interest in Securities of the Issuer.

          (a)-(b) At the date of this Statement, 2,416,886 Spatialight Stock in the aggregate are beneficially owned by the Filing Persons. The Filing Persons represent approximately 15.4% of the total number of the issued and outstanding shares of Spatialight (based upon information contained in the Form 10-QSB, Quarterly Report of Spatialight, for the quarterly period ended September 30, 1999, stating that there were 13,288,258 Spatialight Stock outstanding as of November 1, 1999).

          At the date of this Statement, Argyle is the holder of $1,188,000 face amount of the Convertible Notes, due June 30, 2001. The maturity date was extended from December 31, 1999 since the filing of the original Schedule 13D. If converted, the notes would generate 2,376,000 common shares, representing 15.2% of the Spatialight Stock outstanding. Principal and interest on the Convertible Notes is immediately convertible into Spatialight Stock. Mr. Olins, through Argyle, has sole power to convert, dispose or direct the disposition of these Convertible Notes which carry no voting rights.

          At the date of this Statement, Argyle is the holder of 28,386 common shares which represent 0.2% of outstanding Spatialight Stock. This number of shares reflects the disposition of 212,500 shares since the filing of the original Schedule 13D. Mr. Olins, through Argyle, has sole power to dispose or direct the disposition and sole power to vote or direct the vote of these shares.

          (c) The following transactions have been effected since filing of the original Schedule 13D.

          On December 23, 1999, 100,000 common shares were transferred from Argyle to a unrelated third party. The transaction was a gift.

          Between January 11, 2000 and January 26, 2000, Argyle disposed of a total of 112,500 common shares through open market transactions executed in compliance with Rule 144 under the Securities Act of 1933. The individual transaction dates were: 1/11/00 sold 53,500 at $7.8750; 1/12/00 sold 2,500 at
$7.9375;  1/14/00  sold 5,000 at $7.8750;  1/24/00  sold 40,000 at $6.9059;  and
1/26/00 sold 11,500 at $6.9103.




                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date:  January 28, 2000                 /s/ Robert A. Olins
                                        _____________________________
                                        Robert A. Olins




                                        /s/ Robert A. Olins
                                        _____________________________
                                        Argyle Capital
                                        Management Corporation
                                        by its President,
                                        Robert A. Olins